Final Term Sheet	Filed Pursuant to Rule 433
Medium-Term Notes, Series Q – Fixed Rate May 6, 2024	Registration No. 333-260663

PACCAR Financial Corp.

Medium-Term Notes, Series Q - Fixed Rate

CUSIP #69371RT22

(the “Notes”)

We are hereby offering to sell Notes having the terms specified below to you with the assistance of:

☒ Wells Fargo Securities, LLC

☐ BNP Paribas Securities Corp.

☐ BofA Securities, Inc.

☐ J.P. Morgan Securities LLC

☒ Mizuho Securities USA LLC

☐ MUFG Securities Americas Inc.

☒ RBC Capital Markets, LLC

☒ SMBC Nikko Securities America, Inc.

☐ TD Securities (USA) LLC

☐ U.S. Bancorp Investments, Inc.

☒ Other:

Loop Capital Markets LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

Siebert Williams Shank & Co., LLC

acting as ☒ principal ☐ agent

at:	☐ varying prices related to prevailing market prices at the time of resale

☒ a fixed initial public offering price of 99.923% of the Principal Amount.

Principal Amount: $500,000,000	Original Issue Date: May 13, 2024 (T+5)

Agent’s Discount or Commission: 0.200%	Final Maturity Date: May 13, 2027

Net Proceeds to Company: $498,615,000	Interest Payment Dates: Semi-annually on each May 13 and November 13, commencing November 13, 2024 Record Dates: April 29 and October 30 preceding the applicable Interest Payment Date

Treasury Benchmark: 4.500% due April 15, 2027

Treasury Yield: 4.648%

Reoffer Spread: T+38bps

Reoffer Yield: 5.028%

Interest Rate: 5.000% per annum

Redemption:

☒	The Notes may not be redeemed prior to the Maturity Date.

☐	The Notes may be redeemed at our option prior to the Maturity Date.
Initial Redemption Date:
Initial Redemption Percentage: ____%
Annual Redemption Percentage Reduction: ____% until Redemption Percentage is 100% of the Principal Amount.

Repayment:

☒ The Notes may not be repaid prior to the Maturity Date.

☐ The Notes may be repaid prior to the Maturity Date at the option of the holder of the Notes.
Option Repayment Date(s):

Currency:
Specified Currency: USD (If other than U.S. dollars, see attached)
Minimum Denominations: ___________ (Applicable only if Specified Currency is other than U.S. dollars)
Exchange Rate Agent: ___________ (Applicable only if Specified Currency is other than U.S. dollars)
If Discount Note, check ☐ Issue Price: ____%

Form: ☒ Book-Entry ☐ Certificated

Plan of Distribution:

Name	Title	Principal Amount of Notes
Wells Fargo Securities, LLC	Bookrunner	$105,000,000
RBC Capital Markets, LLC	Bookrunner	$105,000,000
SG Americas Securities, LLC	Bookrunner	$105,000,000
SMBC Nikko Securities America, Inc.	Bookrunner	$105,000,000
Loop Capital Markets LLC	Co-Manager	$16,000,000
Mizuho Securities USA LLC	Co-Manager	$16,000,000
Scotia Capital (USA) Inc.	Co-Manager	$16,000,000
Siebert Williams Shank & Co., LLC	Co-Manager	$32,000,000
Total		$500,000,000

Other Provisions:

N/A

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, Wells Fargo Securities, LLC, RBC Capital Markets, LLC, SG Americas Securities, LLC, SMBC Nikko Securities America, Inc., or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Wells Fargo Securities, LLC toll-free at 1-800-645-3751, RBC Capital Markets, LLC toll-free at 1-866-375-6829, SG Americas Securities, LLC toll-free at 1-855-881-2108, or SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856.